

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Peter Leparulo
Chairman and Chief Executive Officer
Novatel Wireless, Inc.
9645 Scranton Road
San Diego, California
92121

      Re: Novatel Wireless, Inc.
            Form 10-K for the Year Ended December 31, 2012
            Filed March 04, 2013
            File No. 000-31659

Dear Mr. Leparulo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Celeste M. Murphy for

                  Larry Spirgel
                  Assistant Director